Exhibit 3.4

March 4, 2024

CONFIDENTIAL – NOT FOR DISCLOSURE VIA ELECTRONIC MAIL
Volker Knappertz, M.D.
[redacted]

Re: Severance Agreement, Release, and Covenant Not To Sue

Dear Volker:
As we have discussed, your employment with Aurinia Pharma U.S., Inc. (“Corporation”) will terminate today, March 4, 2024 (“Termination Date”).
Effective as of the Termination Date, you are to cease all efforts on behalf of the Corporation – you are not to hold yourself out as an employee, agent, or authorized representative of the Corporation, negotiate or enter into any agreements on behalf of the Corporation, or otherwise bind the Corporation in any way.

Following the Termination Date, regardless of whether you sign this letter agreement, you will receive your final paycheck, which will include wages, the 2024 merit increase retroactive to January 1, 2024 through the Termination Date and all accrued but unused vacation through the Termination Date. Also, regardless of whether you sign this letter agreement, you also will receive under separate cover information regarding your right, at your own cost, to continuation health care coverage under the Consolidated Omnibus Budget Reconciliation Act. You will receive information regarding any conversion, distribution, or other rights relating to these benefits under separate cover from the applicable plan provider.

To ensure an amicable and smooth transition, the Corporation offers you the following severance package pursuant to the terms of this letter agreement, as stated below:
1.    Severance Payments. In exchange for your agreement to the release and covenant not to sue set forth below, provided you do not timely revoke your signature, and consistent with the Employment Agreement you signed dated July 11, 2022, the Corporation will provide you with:
(a)    A    payment    of    $542,062.50    (FIVE    HUNDRED    FORTY-TWO THOUSAND SIXTY-TWO DOLLARS AND FIFTY CENTS) less all required withholdings, representing twelve months of your base salary. The severance payment will be paid in a lump sum on the second payroll date following the Effective Date of the letter agreement;

Certain identified information has been excluded from this exhibit because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.

(b)    A payment of $327,819.00 (THREE HUNDRED TWENTY-SEVEN THOUSAND EIGHT HUNDRED NINETEEN DOLLARS AND ZERO
CENTS), less all required withholdings, representing the 2023 Discretionary Bonus Payment pursuant to Section 5 of the Employment Agreement dated July 11, 2022, paid in a lump sum, no later than the second payroll date following the Effective Date of this letter agreement;

(c)    If you properly elect to continue coverage in the Corporation’s medical, dental, and vision plan(s) pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) and the applicable terms of the plan, the Corporation will pay all COBRA premiums (at the same level of coverage or less for you in effect immediately prior to the Termination Date) for the first twelve (12) months of such coverage unless your COBRA coverage period ends earlier or you obtain no less favorable health insurance coverage through new employment using commercially reasonably efforts to obtain such coverage (the “COBRA Payment Period”). Any further coverage beyond this COBRA Payment Period will be at your expense.

Should the COBRA policy lapse due to your non-payment of any employee premiums and/or your failure to submit required COBRA forms, it shall be your responsibility to cure such defects, and the Corporation will not be held liable for any lapses in coverage and will not be required to make any payments for continued healthcare coverage for you during any lapse in COBRA coverage.

Should you, during the COBRA Payment Period, become eligible to receive health insurance benefits from another employer, you must notify the Corporation within ten (10) business days of such event. Upon such notification, the COBRA Payment Period will immediately terminate if such coverage is no less favorable, and the Corporation will have no further obligation to pay the COBRA premiums for you.

If the Corporation, in its sole discretion, determines the payments of any COBRA premiums would violate the nondiscrimination rules or cause the reimbursement of claims to be taxable under the Patient Protection and Affordable Care Act of 2010, together with the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) or Section 105(h) of the Internal Revenue Code, the premium payments will be imputed as income and treated as taxable to you to the extent necessary to eliminate any discriminatory treatment or taxation under the Act or Section 105(h) of the Code.

(d)    Outplacement services in the amount of $52,000 for twelve (12) months through LHH Programs paid by the Corporation to LHH on your behalf. This must be initiated by you within 90 days of the Effective Date.

In connection with the above severance payments, the Corporation will issue you a Form W-2. You acknowledge and agree that the Corporation has made no representations to you regarding the tax consequences of any financial consideration provided to you under this letter agreement, and that you are solely and entirely responsible for the payment and discharge of any additional federal, state, and local taxes, if any, that may, at any time, be found to be due on, or as a result of, any amount that is provided to you under this letter agreement. In that regard, you agree to indemnify, defend, and hold the Corporation, or any of its parent corporations, subsidiaries, or related entities, harmless from any claim or liability for any such taxes and related penalties and/or interest owed by you, in the event such taxes, penalties, and/or interest are assessed by the United States Internal Revenue Service or any other taxing authority.

You acknowledge and agree that, absent this letter agreement, you have no legal, contractual, or other entitlement to the payments set forth in this paragraph 1, and such payments and other benefits constitute valid and sufficient consideration for your release of claims and other obligations set forth below and that the payments constitute at least the full amount to which you are entitled under the Employment Agreement dated July 11, 2022 and you acknowledge that you are not entitled to any further payments under the Corporation’s Severance Pay Policy.

You agree that the Employment Agreement is terminated, is of no further force and effect, and that, other than as spelled out below, you are not entitled to any further payments or benefits under the Employment Agreement, including any further severance payments or incentive compensation. Notwithstanding the prior sentence, you and the Corporation agree that the restrictions in, and requirements of, Paragraphs 19, 20, 21, 24, 25, 26, 27, 28, 29, 30, 31, 34, 36, 38, Schedule B and Schedule D of the Employment Agreement shall remain in full force and effect and be enforceable and shall survive the ending of your employment.

You acknowledge and agree that, should you breach any of your commitments in this letter agreement, the Corporation may, in addition to pursuing all legal and equitable rights and remedies that might be available to it, without limitation, terminate any payment or any other obligations otherwise due and owing to you under this letter agreement.
2.    No Other Compensation Or Benefits. Except as provided above, you shall not be entitled to any other or further compensation, remuneration, benefits, reimbursement, or payments from the Corporation.

3.    No Admission Of Liability. This letter agreement is a result of a compromise and shall never be construed as, and is not, an admission by the Corporation (or its parent corporations, subsidiaries, and/or affiliates) of any liability, wrongdoing, or responsibility on their part.

4.    Release & Covenant Not To Sue. In exchange for the consideration outlined in paragraph 1 above, you hereby waive and release any and all claims you have or might have against the Corporation and any of its predecessors, subsidiaries, affiliates, and related entities or any of their past and present officers, directors, shareholders, agents, attorneys, employees, successors, and all other related or affiliated persons, firms, or entities (“Released Parties”), arising from or related to your employment with and/or the termination of your employment from the Corporation. These claims include, but are not limited to, all claims arising under federal, state, and local statutory or common law; those covered by the Americans With Disabilities Act, the Age Discrimination In Employment Act (“ADEA”), Title VII of the Civil Rights Act, and the Family and Medical Leave Act (“FMLA”); and all other claims for breach of contract, tort, wrongful termination, unpaid wages, and relating to any other law prohibiting employment discrimination or relating to employment. This is a general release. You expressly acknowledge that this general release includes, but is not limited to, any and all claims arising out of or related to your employment with and separation from the Corporation.

By signing this letter agreement, you expressly acknowledge and represent that (a) you have suffered no injuries or occupational diseases arising out of or in connection with your employment with the Corporation; (b) you have received all wages to which you were entitled as an employee of the Corporation; (c) you received all leave to which you were entitled under the FMLA; and (d) you are not aware of any facts or circumstances constituting a violation of the FMLA, the Fair Labor Standards Act, or any applicable state leave or wage payment law.

You expressly state, understand, intend, and agree that this letter agreement forever precludes you from bringing, instituting, maintaining, further pursuing, or participating in any lawsuit against the Released Parties for any causes or claims released in this paragraph 4, other than to enforce its terms and/or compliance with the Older Workers Benefit Protection Act (“OWBPA”). You specifically waive any right to become, and promise not to become, a representative or member of any class, collective or multi-party action or proceeding in which a claim against the Released Parties is made in which the Corporation or any Released Parties identified in this letter agreement is a party.

You represent that you have not filed or otherwise initiated any lawsuit, charge, claim, or demand against any of the Released Parties. Nothing in this letter agreement is intended to impair your rights under whistleblower laws or cause you to disclose your participation in any governmental whistleblower program or any whistleblowing statute(s) or regulation(s) allowing for anonymity.

Additionally, nothing in this letter agreement prohibits, prevents, or otherwise limits you from filing a charge or complaint with or participating, testifying, or assisting in any investigation, hearing, or other proceeding before any federal, state, or local government agency (e.g., EEOC, NLRB, SEC) or in any legislative or judicial proceeding nor does anything in this letter agreement preclude, prohibit or otherwise limit, in any way, your rights and abilities to contact, communicate with or report unlawful conduct, or provide documents, to federal, state, or local officials for investigation or participate in any whistleblower program administered by any such agencies. However, to the maximum extent permitted by law, you agree that if such an administrative claim is made with the EEOC, NLRB or any state or local government agency equivalent, you shall not be entitled to recover any individual monetary relief or other individual remedies. In addition, nothing in this letter agreement, including but not limited to the release of claims nor the confidentiality, non-disparagement, affirmations, liquidated damages, cooperation, and/or return of property clauses, prohibits you from: (1) reporting possible violations of federal or other law or regulations, including any possible securities laws violations, to any governmental agency or entity, including but not limited to the U.S. Department of Justice, the U.S. Securities and

Exchange Commission, the Commodity Futures Trading Commission, the U.S. Congress, or any agency Inspector General; (2) making any other disclosures that are protected under the whistleblower provisions of federal or other law or regulations; or (3) filing a charge or complaint or otherwise fully participating in any governmental whistleblower programs, including but not limited to any such programs managed or administered by the U.S. Securities and Exchange Commission, the Commodity Futures Trading Commission and/or the Occupational Safety and Health Administration. You are not required to notify or obtain permission from the Corporation when filing a governmental whistleblower charge or complaint or engaging or participating in protected whistleblower activity. Moreover, nothing in this letter agreement prohibits or prevents you from receiving individual monetary awards or other individual relief by virtue of participating in such governmental whistleblower programs.
Additionally, nothing in this letter agreement will waive, relinquish, diminish, or in any way affect (i) any vested rights you may have under any Corporation retirement plan; (ii) any rights or claims that, as a matter of law, cannot be released or waived; or (iii) your right to challenge the validity and enforceability of this letter agreement’s release of claims under the ADEA.

5.    Confidentiality Of Letter Agreement And Business Information. You represent and warrant that you will keep the terms of this letter agreement strictly confidential, and that you will not disclose them to anyone, unless such disclosure is (a) lawfully required by any governmental agency, including government taxing authorities; (b) subpoenaed; (c) otherwise required to be disclosed by law (including legally required financial reporting); or (d) necessary in any legal proceeding in order to enforce any provision of this letter agreement. You agree to provide the Corporation five days’ written notice prior to any such required or necessary disclosure. You and the Corporation acknowledge and agree that the provisions of this paragraph 5 create no liability for disclosures made: (a) prior to your execution of this letter agreement; (b) by persons from public information released prior to your execution of this letter agreement; (c) pursuant to paragraph 8 to enforce the terms of this letter agreement; or (d) as otherwise compelled by operation of law.

The foregoing notwithstanding, you and the Corporation acknowledge that you may discuss the contents of this letter agreement with your spouse, attorney, and/or tax advisor, and you shall be liable for the actions of your spouse, attorney, and/or tax advisor with respect to their compliance with the confidentiality obligation of this paragraph.

You acknowledge and affirm your continuing obligation to keep confidential any and all confidential or proprietary information that you acquired during your employment with the Corporation. You agree not to disclose any such information to any person or entity outside of the Corporation at any time in the future or to use any such information for the benefit of anyone other than the Corporation. You agree to continue to be bound by any other preexisting agreement relating to the Corporation’s proprietary information and your obligation to maintain the confidentiality of such information. Even if you do not execute this letter agreement, these confidentiality obligations continue to apply to you.

You understand and agree that this letter agreement shall not be admissible as evidence in any court or administrative proceeding; provided, however, that either party may submit this letter agreement to an appropriate legal forum in the event of an alleged breach of any of its terms.

6.    No Disparagement. You agree not to make any disparaging, or defamatory statements or communications about the Corporation or any of the other Released Parties.

7.    Return of Corporation Property. As of the Termination Date, you shall return to the Corporation all of the Corporation’s property in your possession including, but not limited to: computers; cellular phones; credit cards; files, notes, books, binders, manuals, and other printed material; computer disks and software; client files; and all other tangible and intangible property belonging to the Corporation and obtained by you in connection with your employment with the Corporation, including all copies of such property, in any form, electronic or otherwise. You agree to provide the Corporation with any password(s) you installed and/or used on any Corporation computer or other Corporation property.

8.    Remedy. Failure to abide by the terms of this letter agreement, including those of paragraphs 5, 6, 7, and/or 9, shall constitute a breach of this letter agreement and shall entitle the Corporation and the Released Parties, where appropriate, to immediate injunctive relief to enjoin further breaches of the aforementioned paragraphs, consequential damages, and reimbursement of all fees and costs actually incurred in bringing such legal action.

9.    Future Cooperation.

(a)    At any time following the Termination Date, you agree to cooperate fully and completely with the Corporation, its advisors, and its legal counsel and respond to questions candidly and truthfully with respect to any internal inquiry or investigation, any federal, state, or local agency investigation, or any legal proceeding involving the Corporation or any parent, predecessor, subsidiary, affiliate, or related entity (collectively for this paragraph 9 only, “the Corporation Entities”). Such cooperation shall include being available at reasonable times and places for interviews, reviewing documents, testifying in depositions or legal or administrative proceedings, and otherwise meeting with the Corporation in connection with the preparation of defenses to any pending or potential future claims against any of the Corporation Entities. The Corporation agrees to reimburse you for all reasonable out-of-pocket expenses incurred in connection with rendering such services. If you are legally required to appear or participate in any non-criminal proceeding that involves or is brought against any of the Corporation Entities, you agree to disclose to the Corporation no later than ten business days prior to the date that such disclosure is to be made, what you plan to produce, and otherwise to cooperate fully with the Corporation as set forth herein.

(b)    In the event of receipt by you of a subpoena issued at the request of any private sector person or entity at any time following the Termination Date regarding any matter related to or involving any of the Corporation Entities, you agree to notify the Corporation promptly before complying with the subpoena, so that the Corporation may take appropriate action to protect its interests, including moving to quash the subpoena, as long as provision of such notice does not violate any applicable law, rule, or court order. If the Corporation seeks to prevent disclosure in accordance with applicable legal procedures and provides you with notice before the deadline for compliance with a subpoena, you shall not make any such disclosure until either such objections are withdrawn or the objections are finally adjudicated by the tribunal.

10.    OWBPA. Pursuant to the OWBPA, you acknowledge and understand that:

(a)    You are waiving claims for age discrimination under the ADEA in exchange for the payments described above;
(b)    You have received consideration beyond that to which you would be entitled without signing this letter agreement;
(c)    You have been advised in writing of the right to consult with an attorney before signing this letter agreement;
(d)    You have a period of at least forty-five (45) days from the Termination Date within which to review and consider this letter agreement before signing it;
(e)    You may revoke this letter agreement by providing written notice to the Corporation within seven days following its execution, and that the letter agreement shall not become effective and enforceable until such seven-day period has expired.

Any notice of revocation of this letter agreement shall not be effective unless given in writing and received by the Corporation within the seven-day revocation period via email, personal delivery, or overnight courier, postage prepaid, addressed as follows:

Lucy Alexis Shieh, SPHR, SHRM-SCP
Vice President, HR Operations
77 Upper Rock Circle, Suite 700
Rockville, MD 20870
[redacted]

The Effective Date of this letter agreement is the eighth day after which you have signed this letter agreement provided you have not timely revoked your signature.

11.    Eligibility Requirements/ Applicable Data.    All U.S. employees in the Corporation (“Decisional Unit”) were eligible to be selected for separation as part of the reduction program. Eligible employees were selected for separation based on various considerations including but not limited to work/job elimination, tenure, job performance, skill sets and/or roles/responsibilities. Attached as Exhibit “A” are the job titles and ages of all eligible U.S. employees selected for the separation as part of the program, along with the job titles and ages of all eligible employees in the Decisional Unit who were not selected for separation as part of the program.

12.    Voluntary & Entire Agreement; Choice Of Law. Your signature below will indicate that you are entering into this letter agreement freely and with a full understanding of its terms and not in reliance upon any representations other than those explicitly set forth in this letter agreement. No changes to this letter agreement will be valid unless in writing and signed by both you and me. This letter agreement constitutes the entire understanding and agreement of the parties related to the matters discussed herein and supersedes any prior agreement regarding the subject matter hereof. Notwithstanding the above, any other any invention, confidentiality, non- competition, and/or non-solicitation agreements/provisions between you and Aurinia are hereby incorporated in this letter agreement and remain enforceable notwithstanding this letter agreement, including 19, 20, 21, 24, 25, 26, 27, 28, 29, 30, 31, 34, 36, 38, Schedule B and Schedule D of the Employment Agreement, which shall remain in full force and effect and be enforceable and shall survive the ending of your employment. This letter agreement shall be interpreted and enforced in accordance with the laws of the State of Maryland.

*    *    *

If you are voluntarily willing to enter into this letter agreement, please signify your acceptance in the space indicated below and return to me within 45 days. Bear in mind that you are not able to sign this letter agreement until March 4, 2024 and you shall not be entitled to commencement of the severance payments until you have executed this letter agreement.

Sincerely,

/s/ Max Donley
Executive Vice President, Operations and Strategy

I, VOLKER KNAPPERTZ, HAVE READ AND UNDERSTAND THIS LETTER AGREEMENT, AND I ACCEPT AND AGREE TO ALL OF ITS TERMS AND CONDITIONS. I ENTER INTO THIS LETTER AGREEMENT VOLUNTARILY, WITH FULL KNOWLEDGE OF ITS EFFECT.

04-Mar-2024
/s/ Volker Knappertz, M.D.
Signature    Date